March 10, 2014

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz

Re:	TriVascular Technologies, Inc.
Registration Statement on Form S-1
Confidentially Submitted January 28, 2014
CIK 0001432732

Ladies and Gentlemen:

On behalf of TriVascular Technologies, Inc. (the “Company”), set forth below is the Company’s response to the comment letter dated February 13, 2014 provided by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company regarding the first amendment to the Company’s Confidential Draft Registration Statement on Form S-1 (CIK 0001432732) (the “Amended DRS”) and the prospectus included therein (the “Prospectus”).

We also describe below the changes that we have made in response to the Staff’s comments in the initial Registration Statement on Form S-1 (the “Form S-1”) that the Company filed with the Commission on March 10, 2014. For your convenience, the Staff’s comments are numbered and presented in italicized text below, and each comment is followed by the Company’s proposed response. The Company will also provide the Staff courtesy copies of the Form S-1 as-filed and marked to reflect the changes from the Amended DRS.

As noted below, the Company will, in connection with this letter, submit to the Staff under separate cover certain supplemental materials, including proposed revisions to the artwork for inclusion in the prospectus. Additionally, in response to the Staff’s comment letter dated January 10, 2014, the Company acknowledged that it would provide the Staff, on a supplemental basis, with copies of any presentations to potential investors made in reliance on Section 5(d) of the Securities Act, in the event the Company did make such presentations. The Company has made such presentations to potential investors since its prior response and, as such, has included copies of the presentation in the materials it is supplementally submitting to the Staff. The Company respectfully requests that, upon the completion of the Staff’s review of the supplemental materials, the Staff return the supplemental materials pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), to Julia Vax, Arnold & Porter LLP, 10th Floor, Three Embarcadero Center, San Francisco, CA, 94111.

On behalf of the Company, we advise you as follows:

Gatefold of Prospectus

1. We note the fourth page of the artwork provided. Please note that it is inappropriate to present only the most favorable aspect or aspects of your product without balancing the presentation to highlight its key limitations. Further, it is inappropriate to include comparisons to your competitors’ products solely on the basis of one feature on which you appear to compete favorably without balancing the presentation to highlight your product’s competitive disadvantages. Please revise your graphics accordingly.

Response: In response to the Staff’s comment, the Company has revised the fourth page of the artwork entirely and is supplementally submitting revised proposed artwork for the prospectus to the Staff for review.

2. Please note that you may include text in your artwork only to the extent necessary to explain briefly the visuals in your presentation. The paragraph included on the third page of the artwork provided does not appear necessary to explain the visual on that page. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised the text on the third page of the proposed artwork to only include a description of the Company’s product appearing on that page. As noted above in response to Comment 1, the Company is supplementally submitting revised proposed artwork for the prospectus to the Staff for review.

Overview

3. We note your response to prior comment 3 that you have removed references to your product as “next-generation” except with respect to its future iterations; however, we note certain references have been retained, such as in the first paragraph under “Our Solution” on page 60. Please revise here and throughout your document as appropriate. Also, the revisions made in response to prior comment 3 do not appear to support the statement that your product can be used to treat patients “potentially more cost-effectively.” Please revise to clarify the specific basis for this belief.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 59 and 62 of the Form S-1 to remove the references to “new generation,” and only retained references to “next generation” where the Company refers to future iterations of its own products. Further, the Company has revised its disclosure in the Form S-1 to clarify its belief that certain advantages offered by the Ovation System, including decreased procedural time, post-procedure hospitalization time and levels of anesthesia, all require less time and resources of healthcare facilities and providers, therefore potentially resulting in more cost effective treatment.

4. With respect to the information provided in response to prior comment 6, please specify the information in the highlighted portion of the materials under Tab 8 that supports the claim that AAA is the third-leading cause of sudden death in men over age 60, and tell us where the materials provided under Tab 22 support the statement that the PEVAR approach allows for use of local or regional anesthetic instead of general anesthetic. Please also provide us with the entire report from which the charts under Tab 10 were excerpted. Finally, please revise your disclosure where appropriate to indicate the specific size that was observed as a threshold for access site complications in the study you provided to support the statement that the use of smaller profile devices results in fewer such complications.

Response: In response to the Staff’s comment, the Company advises that, with respect to the claim that AAA is the third-leading cause of sudden death in men over age 60, support for the statement can be found in Tab 11 of the binder of supporting material previously provided to the Staff, as the second portion of the highlighted sentence beginning, “An estimated 1.2 million people in the United States have an abdominal aortic aneurysm…” in the article from Saint Luke’s Hospital. Additionally, the Company is supplementally providing to the Staff an additional source that also supports the claim that AAA is the third-leading cause of sudden death in men over age 60.

With respect to the statement that the PEVAR approach allows for use of local or regional anesthetic instead of general anesthetic, the Company advises the Staff that its own study – the Ovation Pivotal Trial – included the use of each of regional and local anesthesia in PEVAR procedures performed with the Ovation System. Further, the Company is supplementally providing to the Staff additional materials supporting the statement that the PEVAR approach allows for use of local or regional anesthesia.

In response to the portion of the Staff’s comment regarding Tab 10, the Company advises the Staff that it is supplementally providing the entirety of the study from which the charts previously provided were excerpted.

With respect to the last sentence of the Staff’s comment, the Company advises the Staff that it does not believe, nor does it believe the disclosure in the Form S-1 implies, that there is a specific size of delivery catheter that is a threshold size for access site complications. Rather, the Company believes, and independent third-party research supports, that the rate of access site complications increases as the size of EVAR delivery catheters increases and, conversely, fewer complications are observed as delivery catheters decrease in size. The Company is supplementally providing the Staff additional materials it believes support these assertions, and are the basis for the Company’s belief that its lowest profile FDA-approved delivery system results in fewer access site complications than larger profile EVAR delivery systems.

The Market – AAA Disease

5. We note your response to prior comment 7. Please revise to clarify the relationship between AAA stent grafts, which are cited in the first sentence, and the EVAR approach. For instance, if true, disclose that the EVAR approach is used to address only a subset of the AAA stent graft market. Also revise this paragraph and elsewhere as appropriate to disclose the information contained in your response that no currently available commercial EVAR device can address all patients comprising the referenced market.

Response: The Company advises the Staff that AAA stent grafts are currently the only FDA-approved method for performing EVAR. While it is true that AAA disease may be treated by other methods, such as the open surgical repair method discussed in the Form S-1, if a AAA patient is treated with EVAR, they are treated with a AAA stent graft. In response to the second sentence of the Staff’s comment, the Company has revised the disclosure on pages 2 and 55 of the Form S-1.

6. If you choose to retain the statistic that abdominal aortic aneurisms affect as many as 8% of people over the age of 65, please include disclosure in your document similar to that provided in your response to prior comment 8, that only a small percentage of potential patients ever receive treatment for AAA.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 56 of the Form S-1.

Our Solution – The Ovation System

7. Please disclose information similar to that provided in response to prior comment 9, that some of your competitors’ devices contain some of the advantages listed in this section.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 59 of the Form S-1.

Use of Proceeds

8. We note your response to prior comment 13. Please revise to state that you have no current specific plan for the portion of your offering proceeds that will not be used to repay debt, and discuss the principal reasons why you are conducting the offering at this time.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Form S-1 to clarify: (1) that beyond the repayment of the promissory note to Boston Scientific Corporation, the Company does not expect to use the proceeds of this offering for the repayment of any additional debt; (2) the principal reasons why the Company is conducting the offering; and (3) that the uses of proceeds disclosed in the Form S-1 – including expanding its sales and marketing infrastructure, funding additional research and development, and for working capital and other general corporate purposes – do encompass all of the Company’s intended uses of proceeds, but that, as of this date, the Company has not allocated specific amounts to each of those uses.

Comparison of Nine Months ended September 30, 2013 and 2012

9. We note that in the revised disclosure in response to prior comment 16 you provided examples of the markets into which you expanded sales and those in which you commenced sales. However, your disclosure should include a discussion of all material drivers of material changes in your results of operations, not only the “most material,” as you indicate in your response. Accordingly, rather than provide “examples” of the markets in which you expanded or commenced sales during the period that contributed to the change in your results, please revise to disclose the actual drivers during the periods presented. Finally, as indicated in the last sentence of prior comment 16, please quantify the portion of the increase in sales that was attributable to each factor cited.

Response: In response to the Staff’s comment, the Company advises the Staff that it believes it has discussed all material drivers of material changes in its results of operation. In particular, the initiation and growth of the Company’s U.S. revenue is one such material driver, and while the Company’s international revenue growth resulted from both deeper penetration of its existing international markets and the commencement of sales in several new geographies, no individual country accounted for any material amount of such revenue growth. For example, for the nine month period ended September 30, 2013 and the full year ended December 31, 2013, the Company’s revenues from deeper penetration of existing international markets accounted for over 85% of the overall increase in international revenue. Of that, the top three existing countries, including Germany and Italy specifically disclosed in the Form S-1 as examples, accounted for over 60% of the increase for the nine months period and over 75% of the increase for the full year. The Company further revised the disclosure to make the additional clarification with respect to its international revenue growth drivers.

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The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments in its filings do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (415) 471-3173 or by email at julia.vax@aporter.com. Thank you for your assistance.

Sincerely,

/s/ Julia Vax

Julia Vax